Mail Stop 3628

February 22, 2006

VIA FACSIMILE:  (313) 225-7080
David B. Braun, Esq.
Butzel Long, P.C.
150 West Jefferson
Suite 100
Detroit, Michigan 48226
(313) 225-7000

Re:	Sports Resorts International Inc.
	Schedule 13E-3 - File No. 005-40279, filed February 16, 2006 Schedule TO-T - File No. 005-40279, filed February 16, 2006

Dear Mr. Braun:

      We have reviewed your filing and have the following comments.

Schedule 13E-3

1. We note your response to prior comment 5 that you have added disclosure that clarifies that the company, the board and the bidders believe that $1.000 per share whether received as a result of the tendering in the offer or as part of a "squeeze out" merger is fair to unaffiliated shareholders. Please advise us of the location of this added disclosure as we are unable to locate it.

Offer to Purchase - General

2. We note your response to prior comment 11, but believe that you should revise the disclosure to separately address fairness to those shareholders being cashed out and the fairness to those who will remain as shareholders in a private company. As we previously noted, where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

Summary Term Sheet, page 1

3. We note your amendment and response to prior comment 12, but believe that you should revise your statement that "the only difference" between tendering shares now and waiting for the transaction, if it should happen, as receiving the compensation now or later under the Introduction on page 4. You should add here that shareholders who exercise dissenters` rights under Michigan law will receive a judicially determined fair value for there shares, which value could be more or less than the price per share to be paid in the merger and also refer to the more detailed section on dissenters rights.

Special Factors, page 6

4. Prior Comment 18. Please add the supplemental response to your disclosure document, under the fairness of the offer heading, as it is responsive to Instruction 2(ii) to Item 1014 of Regulation S-K and required disclosure in the negative instance where the board and filing persons did not consider the factor of historical market prices in making the fairness determination.

Position of the Board of Directors; Fairness of the Offer, page 9

5. We note your response to prior comment 27. Please expand your disclosure to state that the neither the board nor the filing persons considered historical market prices, going concern value, and liquidation value, if true. See Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, April 13, 1981,
Question and Answer 21.

Interests of Certain Person in the Offer, page 10

6. We note your response to prior comment 29, but cannot locate the added disclosure. In our prior comment we noted that the board
"is aware of . . . actual and potential conflicts of interest and has considered them along with the other matters described [under other sections]." Please identify the conflicts of interest that exist as between the Continuing Shareholders and actions related to the company. We note the identification of "control [of] all matters requiring approval of the Company`s shareholders, including the election of directors and approval of any Second-Step
Transaction." Disclose the steps the board took to address such conflicts. Please identify any other area where the board considered there to be a conflict of interest and measures of precautions or steps implemented to address such conflicts.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* that filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

   If you have any questions please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions